Exhibit 99.1

Silicon Motion Announces First Quarter Results for the Period Ended March 31, 2007: Sales & Net Income Set New First Quarter Record

First Quarter 2007

Financial Highlights:

*	Sales increased 107% year-over-year to NT$1,172 million (US$35.5 million)

*	Gross margin remained unchanged from 4Q06 at 53.5%

*	Operating margin increased to 27.8% from 25.4% in 4Q06

*	Net income increased 138% year-over-year to NT$326 million (US$9.9 million) in 1Q07

*	Diluted earnings per American Depositary Share (ADS) were NT$10.19 (US$0.31), up 133% from NT$4.38 (US$0.14) in 1Q06

Business Highlights:

*	Increased unit shipments of mobile storage products 216% year-over-year and 3% sequentially to a record 64 million units. Unit shipments of Multimedia SoC products grew 138% year-over-year and 103% sequentially to a record 1.18 million units

*	Continued to strengthen relationship with Samsung across several product lines. Samsung began volume production as an OEM of flash memory cards using Silicon Motion’s controllers for leading global card brands

*	The Company experienced renewed growth in its MicroSD card controller business as leading blue-chip mobile phone manufacturers increased the bundling of cards with their new phone models

*	Silicon Motion added Philips Electronics, a global leader in consumer electronics, as a major customer of multiple products and started shipping integrated MP3 SoC controllers, USB2.0 flash disk controllers, and embedded flash memory controllers for DVD devices

Taipei, Taiwan, April 26, 2007 – Silicon Motion Technology Corporation (NASDAQ : SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its first quarter 2007 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS were NT$10.19 (US$0.31) in the first quarter of 2007 (1Q07), an increase of 133% from NT$4.38 (US$0.14) in the same period of the previous year (1Q06) and a decrease of 4% from NT$10.60 (US$0.32) in the fourth quarter of 2006 (4Q06). Net income for 1Q07 was NT$326 million (US$9.9 million), an increase of 138% from NT$137 million in 1Q06 and a decrease of 3% from NT$335 million in 4Q06.

US GAAP net income for 1Q07 reflected NT$39 million (US$1.2 million) of stock-based compensation expenses as a result of the Company’s adoption of SFAS No 123(R), effective January 1, 2006. Excluding stock-based compensation, the Company’s non-GAAP net income for 1Q07 was NT$365 million (US$11.1 million). Non-GAAP earnings per ADS were NT$11.18 (US$0.34).

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“We had a great first quarter in which our results came in ahead of even our own optimistic expectations. In our history as a public company, the first quarter has typically been our weakest for a number of mainly seasonal reasons, but this year, a variety of factors contributed to our strong performance. As many people have seen, the broader NAND flash market experienced significant volatility during the first quarter. To manage this turbulent environment, all major NAND flash makers implemented a variety of supply and pricing strategies that limited our customers’ visibility on NAND flash market trends, which affected their placement of purchase orders. Despite challenging market conditions, our business was largely unaffected since we have significantly broadened our product offering and customer base in the past year and the overall NAND flash market continued to grow strongly in terms of unit volume. Additionally, our strong position in the market, leadership in flash controller technology, solid operating team, and a steady history of effective R&D investments have enabled us to hold firm our ASP and gross margin. The end result was a modest growth in volume during the quarter and the highest revenue and earnings that we have ever recorded in the first quarter.”

First Quarter 2007 Financial Review1

Sales

Net sales in the first quarter totaled NT$1,172 million (US$35.5 million), an increase of 107% from 1Q06 and flat compared with 4Q06. Overall unit shipments increased 214% from 1Q06 and 4% from 4Q06. The blended average selling price (ASP) per unit fell 4% from 4Q06.

By product, net sales from mobile storage products accounted for 90% of total net sales, which was similar to the 90% of total net sales in the fourth quarter of 2006. Net sales from multimedia SoCs represented 9% of total net sales, which was similar to the 9% in 4Q06. Net sales from other products in the first quarter accounted for less than 1% of net sales.

As % of Net Sales	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Mobile Storage Products	80%	87%	84%	72%	85%	92%	90%	90%
Multimedia SoCs	19%	13%	16%	27%	14%	8%	9%	9%
Others	1%	0%	0%	1%	1%	0%	1%	1%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, increased 159% from 1Q06 to NT$1,060 million (US$32.1 million) and were flat compared with 4Q06. Unit shipments increased 216% from 1Q06 and 3% from 4Q06 to 64 million units. The ASP per unit in 1Q07 declined by 3% from 4Q06.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, declined 31% from 1Q06 and increased 1% from 4Q06 to NT$104 million

[1]

Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$33.0095 to US$1 for the first quarter of 2007, NT$32.2792 to US$1 for the first quarter of 2006, and NT$32.8431 to US$1 for the fourth quarter of 2006 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate at the end of 1Q07 was NT$33.0100 to US$1.

(US$3.2 million). Unit shipments of multimedia SoC products increased 138% from 1Q06 and increased 103% from 4Q06 to approximately 1.2 million units. The ASP per unit for multimedia SoC products declined 50% from 4Q06 because portable audio SoCs, which have lower selling prices compared to multimedia display processors, constituted a growing proportion of the total multimedia SoC product sales in the first quarter.

Unit Shipment (thousand units)	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Mobile Storage Products	14,120	24,265	30,146	20,306	28,976	49,563	61,966	64,090
Multimedia SoCs	337	407	947	496	326	395	581	1,179
Others	59	3	7	21	11	23	14	28
Total	14,516	24,675	31,100	20,823	29,313	49,981	62,561	65,297

Expenses

The cost of sales in 1Q07 totaled NT$544 million (US$16.5 million), which was an increase of 105% from 1Q06 and was flat compared to 4Q06. The year-over-year increase was driven primarily by increases in total wafer costs and assembly and test costs as a result of a 214% increase in unit volume from 1Q06. The flat sequential cost of sales was driven by the relatively small 4% unit shipment growth from 4Q06. The gross margin for the quarter was 53.5%, up from 53.0% in 1Q06 and unchanged from 4Q06. The non-GAAP gross margin was 53.6%.

Total operating expenses in 1Q07, which include sales and marketing expenses, general and administrative (G&A) expenses, and research and development (R&D) expenses, were NT$302 million (US$9.1 million), an increase of 74% from 1Q06 and a decrease of 8% from 4Q06. Total operating expenses, excluding stock-based compensation expenses, increased 68% year-over- year and decreased 15% sequentially.

Total operating expenses represented 25.7% of net sales, compared to 30.7% and 28.1% of net sales in 1Q06 and 4Q06, respectively. The Company’s operating margin increased from 22.3% in 1Q06 and 25.4% in 4Q06 to 27.8% in 1Q07. Excluding the stock-based compensation expense, the Company’s operating margin would have been 31.1%.

Sales and marketing expenses in 1Q07 increased by 30% from 1Q06 and decreased 2% from 4Q06 and represented 5.2% of net sales. The year-over-year increase was driven primarily by higher salary and benefits, stock-based compensation expenses, and professional fees and was offset by lower commissions. The sequential decrease was driven mainly by lower professional fees.

General and administrative expenses in 1Q07 increased 49% year-over-year and decreased 7% sequentially, and represented 5.7% of net sales. The year-over-year increase was primarily due to higher salary and benefits, professional fees, stock-based compensation expenses, and allowance for bad debt resulting from our rapidly growing business. The sequential decrease was primarily due to lower salary and benefits.

Research and development expenses in 1Q07 increased 112% year-over-year and 14% sequentially and represented 14.9% of net sales. The year-over-year increase was driven by higher salary and benefits, stock-based compensation expenses, and development tools. The sequential increase was primarily driven by higher stock-based compensation expenses and development tools.

The company-wide headcount increased 3% from 361 at the end of 4Q06 to 373 at the end of 1Q07. A majority of the headcount increase took place in the R&D department.

Earnings

Net income totaled NT$326 million (US$9.9 million) in 1Q07, an increase of 138% from NT$137 million in 1Q06 and a decrease of 3% from NT$335 million in 4Q06. Non-GAAP net income was NT$365 million (US$11.1 million). The net margin was 27.8%, which was up from 24.1% in 1Q06 and down from 28.6% in 4Q06. The non-GAAP net margin was 31.2%. Diluted earnings per ADS were NT$10.19 (US$0.31), up 133% from NT$4.38 (US$0.14) in 1Q06 and down 4% from NT$10.60 (US$0.32) in 4Q06. Non-GAAP diluted earnings per ADS were NT$11.18 (US$0.34).

Balance Sheet

At the end of 1Q07, the Company had NT$2,193 million (US$66.4 million) in cash and cash equivalents and NT$1,673 million (US$50.7 million) in short-term investments. Accounts receivable (A/R) decreased from NT$842 million at the end of 4Q06 to NT$518 million (US$15.7 million) at the end of 1Q07. The average A/R days decreased from 64 days to 53 days. Inventory increased from NT$427 million at the end of 4Q06 to NT$526 million (US$15.9 million) at the end of 1Q07. The average inventory days increased from 62 days to 80 days. Total assets at the end of 1Q07 were NT$5,857 million (US$177.4million), up from NT$5,529 million at the end of 4Q06.

Current liabilities decreased from NT$959 million at the end of 4Q06 to NT$870 million (US$26.4 million) at the end of 1Q07, primarily due to a decrease in accounts payable and accrued expenses. There were no material changes in the Company’s long-term liabilities.

There were 124.599 million ordinary shares outstanding at the end of 1Q07, which was equivalent to 31.150 million units of ADS.

Business Outlook:

The Company currently expects sales in the second quarter of 2007 to increase 5-10% from 1Q07 to about US$37-39 million. This revenue growth excludes sales by FCI Inc., the acquisition that was announced on April 18. The transaction is expected to be completed at the end of April 2007. If Silicon Motion is able to consolidate two months of FCI revenues in the second quarter, the Company expects total sales to increase 19-24% to US$42-44 million. Excluding the operating results of FCI, gross and operation margins in 2Q07 are expected to be similar to those in 1Q07.

Because of strong business trends and a positive outlook for the remainder of the year, Management expects to achieve, excluding FCI, full-year earnings per ADS of between US$1.40 and US$1.50, which is higher than previously announced guidance of US$1.20-1.30.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on April 27. A webcast of the conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123(R). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and the effects of 123(R) upon the number of diluted shares used in calculating non-GAAP earnings per share.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from and therefore may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.

Non-GAAP gross margin and non-GAAP operating margin are GAAP gross margin and GAAP operating margin excluding stock-based compensation expenses that are driven by discrete events that management does not consider to be directly related to the Company’s core operating performance. Similarly, Non-GAAP net income consists of net income excluding stock-based compensation expenses that are driven primarily by discrete events that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP net income per share is calculated by dividing non-GAAP net income by adjusted GAAP weighted average diluted shares outstanding. For this purpose, the calculation of GAAP weighted average diluted shares outstanding is adjusted to exclude the benefit of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method.

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release:

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2006	Mar. 31, 2007
(1) Cost of sales:
Stock-based compensation	963	940	1,663
(2) Research and development expense:
Stock-based compensation	6,519	9,830	19,289
(3) Sales and marketing expense:
Stock-based compensation	2,461	4,168	7,381
(4) General and administrative expense:
Stock-based compensation	7,903	7,963	11,098

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended								Change From
	Mar. 31, 2006 (NT$)		Dec. 31, 2006 (NT$)		Mar. 31, 2007 (NT$)		Mar. 31, 2007 (US$)		1Q06 (%)	4Q06 (%)
Net Sales		566,137		1,170,679		1,171,513		35,490	106.9%	0.1%
Cost of sales		265,897		544,336		544,496		16,495	104.8%	0.0%
Gross profit		300,240		626,343		627,017		18,995	108.8%	0.1%
Operating expenses
Research & development		82,145		152,811		173,944		5,270	111.8%	13.8%
Sales & marketing		46,931		62,412		61,148		1,852	30.3%	-2.0%
General & administrative		44,827		71,456		66,549		2,016	48.5%	-6.9%

Write-off of other receivable		—		42,746		—		—	N/A	-100.0%
Subtotal		173,903		329,425		301,642		9,138	74%	-8%

Operating income		126,337		296,918		325,374		9,857	158%	10%

Non-operating income (expense)
Gain on sale of investments		3,957		5,268		5,346		162	35%	2%
Interest income (net)		13,696		18,850		20,544		623	50%	9%
Foreign exchange gain (loss)		51		(3,264)		(1,960)		(59)	-3,943%	-40%
Others		708		3,578		(1)		0	-100%	100%

Subtotal		18,412		24,432		23,929		725	30%	-2%

Income before tax		144,749		321,350		349,303		10,582	141%	9%
Income tax expense		8,072		(13,371)		23,536		713	192%	-276%

Net income		136,677		334,721		325,767		9,869	138%	-3%

Basic earnings per ADS	NT$	4.45	NT$	10.82	NT$	10.52	US$	0.32	136%	-3%
Diluted earnings per ADS	NT$	4.38	NT$	10.60	NT$	10.19	US$	0.31	133%	-4%

Margin Analysis:
Gross margin		53.0%		53.5%		53.5%
Operating margin		22.3%		25.4%		27.8%
Net margin		24.1%		28.6%		27.8%

Additional Data:
Weighted avg. ADS equivalents[1]		30,691		30,941		30,980
Diluted ADS equivalents		31,226		31,592		31,969

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(NT$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended
	Mar. 31, 2006		Dec. 31, 2006		Mar. 31, 2007
GAAP cost of sales		265,897		544,336		544,496
Adjustment for share-based compensation		(963)		(940)		(1,663)

Cost of sales excluding share-based compensation		264,934		543,396		542,833

GAAP operating income		126,337		296,918		325,374
Adjustment for share-based compensation within:
Cost of sales		963		940		1,663
Research and development		6,519		9,830		19,289
Sales and marketing		2,461		4,186		7,381
General and administrative		7,903		7,963		11,098

Operating income excluding share-based compensation		144,183		319,837		364,805

GAAP net income		136,677		334,721		325,767
Adjustment for share-based compensation within:
Cost of sales		963		940		1,663
Research and development		6,519		9,830		19,289
Sales and marketing		2,461		4,186		7,381
General and administrative		7,903		7,963		11,098

Net income excluding share-based compensation		154,523		357,640		365,198

GAAP diluted earnings per ADS		4.38		10.60		10.19
Adjustment for share-based compensation		0.52		0.55		0.99

Diluted earnings per ADS excluding share-based compensation	NT$	4.90	NT$	11.15	NT$	11.18

GAAP gross margin percentage		53.0%		53.5%		53.5%
Adjustment for share-based compensation		0.2%		0.1%		0.1%

Gross margin percentage excluding share-based compensation		53.2%		53.6%		53.6%

GAAP operating margin percentage		22.3%		25.4%		27.8%
Adjustment for share-based compensation		3.2%		1.9%		3.4%

Operating margin percentage excluding share-based compensation		25.5%		27.3%		31.2%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2006		Mar. 31, 2007
Cash and cash equivalents		1,808,042		2,192,908
Short-term investments		1,458,847		1,673,190
Accounts receivable, net		841,764		518,070
Inventories		427,116		526,485
Refundable deposits—current		65,000		65,000
Deferred income tax assets, net		103,603		67,489
Prepaid expenses and other current assets		244,832		169,690

Total current assets		4,949,204		5,212,832

Long-term investments		170,942		190,642
Property and equipment (net)		319,356		316,015
Other assets		89,182		137,128

Total assets	NT$	5,528,684	NT$	5,856,617

Accounts payable		525,173		437,144
Income tax payable		139,268		180,470
Accrued expenses and other current liabilities		294,061		252,209

Total current liabilities		958,502		869,823

Accrued pension cost		1,018		544
Other long-term liabilities		1,040		833

Total liabilities		960,560		871,200
Shareholders’ equity		4,568,124		4,985,417

Total liabilities & shareholders’ equity	NT$	5,528,684	NT$	5,856,617

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw